FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of March 2007
                                  20 March 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Response to Ofcom Statement released on 20 March 2007





                       BSkyB response to Ofcom statement

In response to Ofcom's announcement of a market investigation into the pay-TV industry, a Sky spokesman said:

"The marketplace for entertainment and communications services is fiercely competitive and changing fast. From the BBC to Google, BT to Apple and Vodafone to Virgin Media amongst many others, customers have never had a broader set of businesses competing for their time and custom.

"We note the references in Ofcom's statement to Sky's proposed pay-TV service on the DTT platform and the dispute with Virgin Media regarding the availability of Sky's basic channels.

"BT, Top Up TV and Setanta all have a commercial interest in preventing Sky from increasing customer choice by developing a new pay-TV service on the DTT platform.

"Recent events have also drawn attention to the fact that cable is a closed network with substantial protections. In any market investigation, we'd expect Ofcom to look at the physical and legal barriers and business practices that shield Virgin Media from true competition and prevent consumers from enjoying lower prices in broadband and telephony and greater innovation and choice in television."

                                      END

Enquiries:

British Sky Broadcasting Group plc

Analysts/investors:
Andrew Griffith  020 7705 3118
Robert Kingston  020 7705 3726

Press:
Matthew Anderson 020 7705 3267
Robert Fraser    020 7705 3036

Finsbury:
Alice Macandrew  020 7251 3801



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 20 March 2007                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary